Fifth Third Funds
38 Fountain Square Plaza
Cincinnati, Ohio 45202

September 16, 2011

VIA EDGAR

Ms. Courtney S. Thornton
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	APP WD/A: Fifth Third Funds (“Registrant”) and Fifth Third Asset Management, Inc. (“FTAM”) (File Nos: 812-13983 and 812-13983-01)

Dear Ms. Thornton:

On behalf of the applicants identified above, we request that the First Amended and Restated Exemptive Application (the “Application”) filed on EDGAR with the Securities and Exchange Commission (the “SEC”) under the submission form type 40-APP on August 8, 2011 at 4:31 p.m. Eastern Standard Time (Accession No. 0001209286-11-000505) be withdrawn.

On behalf of the applicants, we also request that the Application filed on EDGAR with the SEC under the submission type 40-APP/A on August 11, 2011 at 8:38 p.m. Eastern Standard Time (Accession No. 0001209286-11-000508) be withdrawn.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes
Assistant Secretary of Fifth Third Funds

cc:	S. King
R. Hardt